Ossen Innovation Co., Ltd.
518 Shangcheng Road, Floor 17, Shanghai, 200120,
Peoples Republic of China
Tel: +86 (21) 6888-8886

December 16, 2010

Ms. Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Ossen Innovation Co., Ltd.
Registration Statement on Form F-1
Filed December 16, 2010
File No. 333-168496

Registration Statement on Form F-6
Filed December 3, 2010
File No. 333-170975

Dear Ms. Long:

The undersigned hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form F-1 and Registration Statement on Form F-6 of Ossen Innovation Co., Ltd.(the “Company”) be accelerated so that each will become effective on December 20, 2010 at 3:00 p.m. (New York City time), or as soon thereafter as is practicable.

In connection with this acceleration request, the Company acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, such declaration does not foreclose the Commission from taking any action with respect to the filings;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•
the Company may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christopher S. Auguste of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Company, at (212) 715-9265 upon the Registration Statements becoming effective.

Sincerely, OSSEN INNOVATION CO., LTD. By: /s/ Wei Hua Name: Wei Hua Title: Chief Executive Officer

cc:           Christopher Auguste, Esq.
Bill Huo, Esq.
Ari Edelman, Esq.